

March 28, 2013

Via E-mail
John C. R. Hele
Executive Vice President and Chief Financial Officer
Metlife, Inc.
200 Park Avenue
New York, NY 10166

   Re: **Metlife, Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2012
       Filed February 27, 2013
       File No. 001-15787

Dear Mr. Hele:

   We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosures.

   Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

   After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates
Goodwill, page 89

1. Please provide us proposed disclosure to be included in future filings to clarify why the Department of Financial Service inquiry into the use of captive or off-shore reinsurers and the National Association of Insurance Commissioners' ("NAIC") study of the use of captives would affect the value of your retail annuities goodwill. Please clarify if these inquiries may have a future effect on your results of operations.

Results of Operations
Consolidated Results
Year Ended December 31, 2012 Compared with the Year Ended December 31, 2011, page 95

2. Please provide us proposed disclosure to be included in future filings to address the following:
   - Please break out the $1.2 billion charge between the amount related to DAC, the amount related to reserves and the amount related to intangibles.
   - Please identify the key assumptions that changed as a result of the global review and the factors that caused these assumptions to change.
   - For the $526 million reflected in net derivative gains (losses), please clarify where this is reflected in the table on page 96.
   - You provide a breakdown of the derivatives gains (losses) in the table on pages 96 and 98. Please clarify the specific factors which caused significant fluctuation from period to period in the nonperformance risk factor and explain why those factors changed.
   - Your discussion on pages 96 and 98 relating to the change in market and other risk factors focuses on the net change. Please revise to clarify the specific factors that caused the significant fluctuation from period to period in the market and other risk factor on a gross basis. In addition, please provide a breakdown of the factors included in market and other risks. The breakdown in the bullets beginning on pages 96 and 99 only appears to address the market factors.

Derivatives, page 141

3. Based on the table on page 274, it appears that 91% of your hedges do not qualify as accounting hedges. Please provide us proposed disclosure to be included in future filings to clarify why the hedges do not qualify for hedge accounting., i.e. underlying different from the hedged item, effectiveness of the hedge, sensitivity to changes in rates, etc. Discuss any risks that may be the result of factors that precluded hedge accounting.

Credit Derivatives, page 142

4. You disclose in Note 9 on page 280 that you had a maximum exposure to written credit default swaps of $8.9 billion and $7.7 billion at December 31, 2012 and 2011, respectively. Please provide us proposed disclosure to be included in future filings to address the following:
   - Discuss the factors that caused the significant increase in your maximum exposure from December 31, 2011 to December 31, 2012.
   - Discuss the reasons for the significant swings in the fair value on page 280 of your written credit default swaps. If the increase in fair value is reflective of an increased risk in your exposure to future payouts, please discuss that risk and any triggers that may result in a payout.

- Quantify separately the gross realized gains and losses from your written and purchased credit default swaps for each period and discuss the reasons for any significant fluctuations.
- Provide disclosure regarding the notional amount of your credit default swaps separately for written and purchased credit default swaps and discuss any changing trends in those notional amounts. In this regard, please clarify how your statement on page 281 that written credit default swaps held in relation to the trading portfolio amounted to $10 million in notional and $0 in fair value at December 31, 2012 relates to the table presented on page 280.
- Separately disclose written and purchased credit default swaps in the tables on pages 274 and 276 and reconcile to the table on page 280. In this regard, please clarify why the fair values for the credit default swaps on page 274 differ from those in the table on page 280.

Notes to Consolidated Financial Statements
3. Acquisitions and Dispositions
Pending Dispositions
MetLife Bank, page 222

5. Please tell us why the disposition of MetLife Bank was not treated as discontinued operation and your consideration of ASC 205-20.

10. Fair Value
Assets and Liabilities Measured at Fair Value Using Significant Unobservable Inputs (Level 3) page 298

6. Please provide proposed disclosure to the table to be included in future filings to address the following:
   - Clarify the basis used to determine the weighted averages of inputs; and
   - Include the weighted average of input ranges where not currently provided, or clarify why it is not provided and provide a qualitative discussion of the range.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant